UBS Asset Management (US) Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
(In Thousands)

December 31, 2015

Stockholder's equity	$	22,885
Less non-allowable assets (see schedule on following page)		(3,998)
Net capital		18,887
Net capital requirement (greater of $250 or 2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 (2% of $0))		250
Excess net capital	$	18,637

There are no material differences between the amounts presented above and the amounts presented in Company's December 31, 2015, unaudited FOCUS Part IIA filing.

UBS Asset Management (US) Inc.

Schedule II

Detail of Non-Allowable Assets
(In Thousands)

December 31, 2015

Non-allowable assets:		
Receivable from affiliates	$	2,654
Deferred tax assets		17
Receivable from third parties		732
Deferred distribution costs		175
Prepaid expenses		248
Income tax receivable from Parent		172
Total non-allowable assets	$	3,998